Putnam Adjournment Script

Hello. My name is ______. May I please speak with ________?
I’m calling on a recorded line regarding your current investment in the ____________. We sent you a proxy card to register your vote for the shareholder meeting and haven’t received it back.

Have you received the information? (If “No”, Do Not Solicit the Vote! Go to bottom of script)

The meeting has been adjourned to Nov. 16th due to lack of quorum. At this time, we are authorized to record your voting instructions by phone. The Board recommends a vote in favor of the proposals. Would you like to vote along with the recommendations of the Board?

If shareholder wants to vote but would like to review proposal:
Read proposal directly from the statement and answer any questions.
The Board recommends a vote in favor of the proposal. Would you like to register a vote along with the recommendations of the Board?

I am recording your vote and will send you a printed confirmation to <address>. Please review your confirmation when you receive it and call <vendor ph#> immediately if your voting instructions are not correctly reflected in your confirmation. For confirmation purposes, may I have the city, state and zip code that we’ll be mailing your confirmation to?

Thank you for your time. Have a nice day/evening.

If shareholder doesn’t want to vote:
I would like to leave you with our toll free number. If you have any questions or would like to vote over the phone, please call <phone number>. Our hours of operation are from <hours> . Monday through Friday and <hours> on Saturday. Thank you for your time. Have a nice day/evening.

If shareholder states they have not received the materials:
I would like to mail you another set of proxy materials. Do you still live at (address)?
You should receive your materials within 7 to 10 business days. I would like to leave you with our toll free number. If you have any questions or would like to vote over the phone, please call <phone number>. Our hours of operation are from <hours> Eastern Time. Monday through Friday and <hours> pm on Saturday. Thank you for your time. Have a nice day/evening.